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                            January 26, 2021

       Steven E. Brazones
       Chief Financial Officer
       RAVEN INDUSTRIES INC
       205 E. 6th Sreet, P.O. Box 5107
       Sioux Falls, SD 57117

                                                        Re: RAVEN INDUSTRIES
INC
                                                            Form 10-K For the
Year Ended December 31, 2019
                                                            Filed March 26,
2020
                                                            Form 8-K Filed
November 24, 2020
                                                            File No. 001-07982

       Dear Mr. Brazones:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K Filed November 24, 2020

       Exhibit 99.1

   1. We note your discussion of free cash flow on the first page of your earnings release.
                                                        Please revise your
disclosure to also discuss the most directly comparable GAAP measure with equal or greater
prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and
                                                        Question 102.10 of the
staff   s Compliance and Disclosure Interpretations on Non-GAAP
                                                        Financial Measures. In
addition, please provide a reconciliation of free cash flow to the most directly
comparable GAAP measure, cash provided by operating activities.


               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Steven E. Brazones
RAVEN INDUSTRIES INC
January 26, 2021
Page 2

       You may contact SiSi Cheng at 202-551-5004 or Anne Mcconnell at 202-551-3709 if
you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any other questions.



FirstName LastNameSteven E. Brazones                      Sincerely,
Comapany NameRAVEN INDUSTRIES INC
                                                          Division of
Corporation Finance
January 26, 2021 Page 2                                   Office of
Manufacturing
FirstName LastName